September 23, 2008

Mr. William J. Kearns,

Staff Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Sir,

Re:

Cord Blood America, Inc.

File No. 000-50746, Comments Letter

Verbal Comment Letter Dated September 22, 2008

We have reviewed the further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filings of Cord Blood America, Inc. (the “Company”), as set forth in our telephone conversation of September 22, 2008.  We appreciate the comments intended to assist us in complying with applicable disclosure requirements and in enhancing the overall disclosure in our filings.  We have set forth below our responses to each of the Staff’s comments.

For reference purposes, the comment has been reproduced herein with responses below each numbered comment.  We also attached a marked copy of the amended 10-Q’s of both March 31, 2008 and June 30, 2008,  to facilitate your review process.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Question 1

Your Form 10Q for both quarters in 2008 in respect of the wording in this paragraph should indicate that the disclosure controls are not effective.

We revised our disclosure in the respective 10Q’s for 2008, to state that our disclosure controls are not effective.

Management's Report on Internal Control over Financial Reporting

Question 2

Please disclose your remediation plan in your Form 10Q’s in respect of the weaknesses in your disclosure controls.

We are attaching the changed pages for the 10Q/A’s which addresses the remediation to our material weaknesses.

As requested in the Comment Letter, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very Truly Yours,

/s/ MATT SCHISSLER
Matt Schissler
Chief Executive Officer

Encl.

10Q – March 31, 2008

ITEM 4 ..  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

It is management's responsibility to establish and maintain adequate internal control over all financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company’s management, including the principal executive officer, the principal operations officer, and the principal financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2008.  Following this review and evaluation, management collectively determined that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to management, including our chief executive officer, our chief operations officer, and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We are continuing our efforts in these regards in order to fully remedy previously reported material weaknesses. We continue to actively seek additional financing and have also hired an accountant to take some of the responsibilities in this area. As we stated in our most recent 10K, once we have secured capital, we will hire additional staff.

Changes in Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

There were no significant changes in the Company's internal controls over financial reporting or in other factors during the three months ended March 31, 2008 that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.  We are continuing our efforts in these regards in order to fully remedy previously reported material weaknesses and to ensure that all of our controls and procedures are adequate and effective. Any failure to implement and maintain improvements in the controls over our financial reporting could cause us to fail to meet our reporting obligations under the SEC’s rules and regulations. We continue to actively seek additional financing and have also hired an accountant to take some of the responsibilities in this area. As we stated in our most recent 10K, once we have secured capital, we will hire additional staff. Any failure to improve our internal controls to address the weaknesses we have identified could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our common stock.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

10Q – June 30, 2008

ITEM 4 ..  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

It is management's responsibility to establish and maintain adequate internal control over all financial reporting pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company’s management, including the principal executive officer, the principal operations officer, and the principal financial officer, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008.  Following this review and evaluation, management collectively determined that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to management, including our chief executive officer, our chief operations officer, and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure. We are continuing our efforts in these regards in order to fully remedy previously reported material weaknesses and to ensure that all of our controls and procedures are adequate and effective. We filed an S-1 on September 5, 2008, and once it becomes effective, we hope to raise the necessary capital to hire the necessary staff to address the material weaknesses disclosed in our latest Form 10K/A.

Changes in Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based upon management’s assessment using the criteria contained in COSO, and for the reasons discussed below, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

There were no significant changes in the Company's internal controls over financial reporting or in other factors during the three months ended June 30, 2008 that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.  We are continuing our efforts in these regards in order to fully remedy previously reported material weaknesses and to ensure that all of our controls and procedures are adequate and effective. Any failure to implement and maintain improvements in the controls over our financial reporting could cause us to fail to meet our reporting obligations under the SEC’s rules and regulations. We filed an S-1 on September 5, 2008, and once it becomes effective, we hope to raise the necessary capital to hire the necessary staff. Any failure to improve our internal controls to address the weaknesses we have identified could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our common stock.

It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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